 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Heffernan, Edward J. (Last) (First) (Middle) 17655 Waterview Parkway (Street) Dallas, TX 75252-8012 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliance Data Systems Corporation ADS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) September 27, 2002 5. If Amendment, Date of Original (Month/Year) 9/27/2002
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President, Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common				38,000.00 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Heffernan, Edward J. - September 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$14.63	09/26/2002	A |	(A) 70,000.00	varies (2) | 09/26/2012	Common - 70,000.00	$14.63	70,000.00	D
Employee Stock Option (right to buy)	$9.00				Varies (3) | 05/25/2008	Common - 16,666.00		16,666.00	D
Employee Stock Option (right to buy)	$9.90				Varies (4) | 05/06/2009	Common - 2,777.00		2,777.00	D
Employee Stock Option (right to buy)	$15.00				Varies (5) | 08/31/2010	Common - 40,000.00		40,000.00	D
Employee Stock Option (right to buy)	$15.00				Varies (6) | 10/08/2010	Common - 40,557.00		40,557.00	D
Employee Stock Option (right to buy)	$12.00				Varies (7) | 06/08/2011	Common - 38,313.00		38,313.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Attorney-in-Fact for ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Heffernan, Edward J. - September 2002
Form 4 (continued)
FOOTNOTE Descriptions for Alliance Data Systems Corporation ADS

Form 4 - September 2002

Edward J. Heffernan
17655 Waterview Parkway

Dallas, TX 75252-8012
Explanation of responses:

(1)   On February 7, 2002, Alliance Data Systems Corporation's Board of Directors approved the vesting of 7,000 shares of restricted performance-based shares as a result of the achievement of performance goals for fiscal year 2001. 21,000 restricted performance-based shares remain unvested and are included in the total beneficial ownership.
(2)   The option is exercisable for 33% of the underlying shares on each of 9-26-03 and 9-26-04, and for 34% on 9-26-05.
(3)   This option is fully vested.
(4)   The option is exercisable for 694 shares on each of 1/31/00, 1/31/01, and 1/31/02, and for 695 shares on 1/31/03, subject to performance targets.
(5)   The option is exercisable for 13,200 shares on 8/31/01, and 8/31/02, and for 13,600 shares on 8/31/03.
(6)   The option is exercisable for 13,384 shares on each of 10/8/01 and 10/8/02, and for 13,789 shares on 10/8/03.
(7)   The option is exercisable for 33% of the underlying shares on each of 8/31/01 and 8/31/02, and for 34% on 8/31/03.

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